NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements

For the 3 and 9 month periods ended

September 30, 2016

NXT ENERGY SOLUTIONS INC.
Consolidated Balance Sheets
(Unaudited - expressed in Canadian dollars)

		September 30th	December 31,
		2016	2015

Assets

Current assets
Cash and cash equivalents		$ 464,722	$ 7,085,803
Short-term investments		2,845,053	2,055,478
Restricted cash		-	75,000
Accounts receivable		205,413	810,400
Work-in-progress		-	404,840
Prepaid expenses and deposits		234,003	260,397

		3,749,191	10,691,918
Long term assets
Property and equipment		3,472,217	3,678,985
Intellectual property		23,445,636	24,709,000

		$ 30,667,044	$ 39,079,903

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities		$ 563,621	$ 1,163,783
Income taxes payable		31	1,253,126
Deferred revenue (note 9)		-	706,722
Current portion of capital lease obligation		35,875	34,159

		599,527	3,157,790
Long-term liabilities
Capital lease obligation		134,341	161,466
Asset retirement obligation		53,740	51,240
Deferred charges (note 8)		86,297	87,756
		274,378	300,462

		873,905	3,458,252
Commitments and contingencies (note 8)

Shareholders' equity
Common shares (note 3): - authorized unlimited
Issued: 53,699,009 (2015 - 53,306,109) common shares		85,805,643	85,051,553
Contributed capital		7,399,200	7,239,089
Deficit		(64,122,639)	(57,379,926)
Accumulated other comprehensive income		710,935	710,935

		29,793,139	35,621,651

		$ 30,667,044	$ 39,079,903

Signed "George Liszicasz"	Signed "Mickey Abougoush"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - expressed in Canadian dollars)

	For the three months		For the nine months
	ended September 30		ended September 30
	2016	2015	2016	2015

Revenue

Survey revenue (note 9)	$ -	$ -	$ 1,454,988	$ -

Expenses

Survey costs, net	200,443	-	1,147,187	25,668
General and administrative	1,128,847	1,306,017	4,217,782	3,382,449
Stock based compensation expense	218,000	169,000	503,000	591,000
Amortization expense	521,945	146,828	1,556,696	181,183

	2,069,235	1,621,845	7,424,665	4,180,300

Other expenses (income)
Interest income, net	(3,962)	915	(14,843)	(14,516)
Foreign exchange (gain) loss	(12,211)	(269,956)	280,783	(262,654)
Intellectual Property and other expenses	23,065	39,628	195,795	516,402

	6,892	(229,413)	461,735	239,232

Loss before income taxes	(2,076,127)	(1,392,432)	(6,431,412)	(4,419,532)

Income tax expense	66,707	485,778	311,302	563,841

Net loss and comprehensive loss	$ (2,142,834)	$ (1,878,210)	$ (6,742,714)	$ (4,983,373)

Loss per share (note 4)
Basic	$ (0.04)	$ (0.04)	$ (0.13)	$ (0.11)
Diluted	$ (0.04)	$ (0.04)	$ (0.13)	$ (0.11)

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Cash Flows
(Unaudited - expressed in Canadian dollars)

	For the three months		For the nine months
	ended September 30		ended September 30
	2016	2015	2016	2015

Cash provided by (used in):

Operating activities

Comprehensive loss for the period	$ (2,142,834)	$ (1,878,210)	$ (6,742,714)	$ (4,983,373)
Items not affecting cash:
Stock based compensation expense	218,000	169,000	503,000	591,000
Amortization expense	521,945	146,828	1,556,696	181,183
Other	1,501	89,086	1,042	89,586

	741,446	404,914	2,060,738	861,769
	(1,401,388)	(1,473,296)	(4,681,976)	(4,121,604)
Change in non-cash working capital balances (note 7)	(600,194)	5,354,966	(1,463,571)	6,468,588

Net cash from (used in) operating activities	(2,001,582)	3,881,670	(6,145,547)	2,346,984

Financing activities

Proceeds from exercise of stock options	265,757	240,380	411,201	335,946
Repayment of capital lease obligation	(8,588)	-	(25,409)	-

Net cash from (used in) financing activities	257,169	240,380	385,792	335,946

Investing activities

Purchase of property and equipment	(9,006)	(151,420)	(86,564)	(576,833)
Decrease (increase) in short-term investments	269,837	716,140	(789,575)	3,628,510
Decrease (increase) in restricted cash	75,000	(2,000)	75,000	(101,000)
Change in non-cash working capital balances (note 7)	-	(732,199)	(60,187)	(439,508)

Net cash from (used in) investing activities	335,831	(169,479)	(861,326)	2,511,169

Net increase (decrease) in cash and cash equivalents	(1,408,582)	3,952,571	(6,621,081)	5,194,099
Cash and cash equivalents, beginning of the period	1,873,304	1,292,163	7,085,803	50,635

Cash and cash equivalents, end of the period	$ 464,722	$ 5,244,734	$ 464,722	$ 5,244,734

Supplemental information

Cash interest (received)	(1,325)	915	4,348	(20,093)
Cash taxes paid	$ 499,694	$ 485,778	$ 1,633,152	$ 563,841

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Shareholders' Equity
(Unaudited - expressed in Canadian dollars)

	For the nine months
	ended September 30
	2016	2015

Common Shares

Balance at beginning of the period	$ 85,051,553	$ 65,792,307
Conversion of preferred shares and
acquisition of intellectual property [note 4 (ii)]	-	18,680,600
Issued upon exercise of stock options	411,201	335,946
Transfer from contributed capital upon exercise of stock options	342,889	242,700

Balance at end of the period	85,805,643	85,051,553

Preferred Shares

Balance at beginning and end of the period	-	232,600
Conversion of preferred shares to common shars [note 4]	-	(232,600)

Balance at the end of the period	-	-

Contributed Capital

Balance at beginning of the period	7,239,089	6,400,789
Recognition of stock based compensation expense	503,000	591,000
Contributed capital transferred to common shares
upon exercise of stock options	(342,889)	(242,700)

Balance at end of the period	7,399,200	6,749,089

Deficit

Balance at beginning of the period	(57,379,926)	(67,920,154)
Net loss and comprehensive loss for the period	(6,742,713)	(4,983,373)

Balance at end of the period	(64,122,639)	(72,903,527)

Accumulated Other Comprehensive Income

Balance at beginning and end of the period	710,935	710,935

Total Shareholders' Equity at end of the period	$ 29,793,139	$ 19,608,050

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended September 30, 2016

(Unaudited - expressed in Canadian dollars unless otherwise stated)

1.	The Company

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify areas with hydrocarbon reservoir potential.

While NXT’s existing resources are expected to be sufficient to meet its obligations for the next year, the Company’s ability to meet financial obligations beyond this period are dependent on its ability to attract new client projects and expand its revenue base or raise additional capital. The timing and success of these activities remains uncertain.

2.	Significant Accounting Policies

Basis of presentation

These interim unaudited consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP") and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2015.

Future Accounting Policy Changes

Revenue recognition:

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

This new guidance will be effective from January 1, 2018, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2015 and 2016) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the impact of the adoption of this new guidance and although the review is not yet complete, indications are that there will be no material impact on the financial statements.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended September 30, 2016

(Unaudited - expressed in Canadian dollars unless otherwise stated)

Leases:

In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize most leases, including operating leases, on the balance sheet as lease assets and lease liabilities. In addition, lessees may be required to reassess assumptions associated with existing leases as well as to provide expanded qualitative and quantitative disclosures. The new guidance is effective January 1, 2019. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

3.	Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the nine month periods ended
	September 30, 2016		September 30, 2015
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the period	53,306,109	$85,051,553	44,958,843	$ 65,792,307
Shares issued during the period:
Exercise of stock options	392,900	411,202	347,266	335,946
Conversion of preferred shares			8,000,000	232,600
Value assigned to acquisition of
Intellectual property				18,448,000
Transfer from contributed capital on the
exercise of stock options	-	342,889		242,700
As at the end of the period	53,699,009	85,805,644	53,306,109	85,051,553

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended September 30, 2016

(Unaudited - expressed in Canadian dollars unless otherwise stated)

4.	Earnings (loss) per share

	for the three months		for the nine months
	ended September 30		ended September 30
	2016	2015	2016	2015
Comprehensive loss for the period	$(2,142,834)	$(1,878,210)	$(6,742,714)	$(4,983,373)

Weighted average number of shares outstanding for the period:
Basic	53,660,944	47,801,957	53,446,849	45,921,260
Additional shares related to assumed
Exercise of Stock options under the
Treasury stock method (see (i))	-	-	-

Diluted	53,660,944	47,801,957	53,446,849	45,921,260

Earnings (loss) per share – Basic	$ (0.04)	$ (0.04)	$ (0.13)	$ (0.11)
Earnings (loss) per share – Diluted	$ (0.04)	$ (0.04)	$ (0.13)	$ (0.11)

(i)	In periods in which a loss results, all outstanding stock options and the Preferred Shares are excluded from the fully diluted loss per share calculations as their effect is anti-dilutive.
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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended September 30, 2016

(Unaudited - expressed in Canadian dollars unless otherwise stated)

5.	Stock options

The following is a summary of stock options which are outstanding as at September 30, 2016:

			Average remaining
Exercise price	# of options	# of options	contractual
per share	outstanding	exercisable	life (in years)
$ 0.75	345,000	345,000	0.8
$ 0.76	254,001	254,001	1.3
$ 0.86	537,500	537,500	0.9
$ 1.20	300,000	300,000	0.9
$ 1.35	561,900	245,632	3.3
$ 1.39	37,500	37,500	2.8
$ 1.48	37,500	37,500	4.8
$ 1.49	150,000	-	4.7
$ 1.50	50,000	-	4.8
$ 1.51	150,000	-	5.0
$ 1.55	40,000	26,667	2.4
$ 1.57	30,000	10,000	3.4
$ 1.61	25,000	16,667	2.4
$ 1.67	150,000	50,000	3.1
$ 1.73	92,600	42,600	4.2
$ 1.82	215,000	-	4.1
$ 1.83	45,000	45,000	2.2
$ 2.10	300,000	100,000	4.0
$ 1.30	3,321,001	2,048,067	2.54

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2015 is as follows:

	For the nine months		For the year ended
	ended September 30, 2016		December 31, 2015
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	3,462,835	$ 1.26	2,541,435	$ 1.02
Granted	387,500	$ 1.50	1,268,666	$ 1.66
Exercised	(408,222)	$ 1.04	(347,266)	$ 0.97
Forfeited	(121,112)	$ 1.50	-	-
Expired	-	-	-	-
Options outstanding, end of the period	3,321,001	$ 1.30	3,462,835	$ 1.26
Options exercisable, end of the period	2,048,068	$ 1.10	2,004,268	$ 1.01

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended September 30, 2016

(Unaudited - expressed in Canadian dollars unless otherwise stated)

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

Nine months ended September 30	2016	2015
Expected dividends paid per common share	Nil	Nil
Expected life in years	5.0	5.0
Expected volatility in the price of common shares	86%	116%
Risk free interest rate	0.7%	1.6%
Weighted average fair market value per share at grant date	$ 1.01	$ 1.21
Intrinsic (or "in-the-money") value per share of options exercised	$ 0.34	$ 0.96

The unamortized portion of SBCE related to the non-vested portion of stock options, all of which will be recognized in future expense over the related remaining (2016 to 2018) vesting periods, is as follows:

	Sept 30,	Dec 31,
As at the period ended	2016	2015
Unamortized SBCE related to:
Stock options	$1,002,974	$ 1,154,000

	$1,002,974	$ 1,154,000

6.	Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, and accounts payables and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

2) Derivative financial instruments:

As at September 30, 2016, there were no outstanding financial derivative instruments.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended September 30, 2016

(Unaudited - expressed in Canadian dollars unless otherwise stated)

7.	Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the three months		For the nine months
	ended September 30		ended September 30
	2016	2015	2016	2015
Accounts receivable	$ (54,347)	$ (653,492)	$ 604,987	$ (772,227)
Work-in-progress	-	(2,246,442)	404,840	(4,016,488)
Prepaid expenses and deposits	53,798	(64,596)	26,394	(515,878)
Accounts payable and accrued liabilities	(235,413)	391,599	(600,162)	968,504
Income Taxes Payable	(364,232)	-	(1,253,095)	-
Deferred revenue	-	7,066,506	(706,722)	10,365,169
	(614,194)	4,622,767	(1,523,758)	6,029,080

Portion attributable to:
Operating activities	(614,194)	5,354,966	(1,463,571)	6,468,588
Financing activities	-	-	-	-
Investing activities	-	(732,199)	(60,187)	(439,508)
	(614,194)	4,622,767	(1,523,758)	6,029,080

8.	Commitments and contingencies

Office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10 year term at an initial estimated minimum monthly lease payment of $44,624 (including operating costs). The estimated future minimum annual commitment is as follows as at September 30, 2016:

Fiscal year ending December 31
2016	$ 133,871
2017	535,485
2018	535,485
2019	535,485
2020	538,460
2,278,786
Thereafter, 2021 through 2025	2,600,065
4,878,851

Deferred charges of $86,297 as at September 30, 2016 relates to the valuation of an initial free-rent period received on this lease in 2015. This balance will be amortized as a reduction of general and administrative expense over the 10 year term of the lease commitment.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended September 30, 2016

(Unaudited - expressed in Canadian dollars unless otherwise stated)

9.	Geographic information

NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations such as Colombia (to mid-2014) and currently Bolivia. NXT has no long term assets outside of Canada.

In May 2015, NXT executed a contract to conduct a US $13.4 million (US $12.9 million net of applicable local sales taxes owing) survey project with a new client in Bolivia. This contract was completed and recognized in revenue in NXT’s Q4-2015 period.

A contract amendment for an additional survey project valued at US $1.0 million (net of taxes) was finalized in October, 2015. The results for this project were delivered to the client in January, 2016, and it is recognized as revenue in NXT’s Q1-2016 period. Accordingly, deferred revenue as at December 31, 2015 included US $0.5 million (net of taxes) which had been invoiced as a progress billing for this project.

Revenues by geographic area were generated solely in Bolivia in 2015 and 2016, and were derived almost entirely from a single client in each of the periods.

Revenues for 2015 were derived solely in Bolivia, from a single customer.

10.	Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

For the three months		For the nine months
ended September 30		ended September 30
2016	2015	2016	2015
$ 9,456	$ 3,841	$ 48,755	$ 40,904

Accounts payable and accrued liabilities includes a total of $6,470 ($62,048 as at December 31, 2015) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $1,502 ($34,881 as at December 31, 2015) related to re-imbursement of expenses owing to persons who are Officers of NXT.

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